August 01, 2008

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205049

Attention: Brittany Ebbertt

Dear Brittany

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for fiscal Year End December 31, 2007

Filed April 15, 2008-07-24 File No. 000-32051

Further to our correspondence dated July 18, 2008 pertaining to the SEC comment letter of July 18, 2008, we have received a response from our legal attorney, Dennis Brovarone.  We will RE-file and amend the 10K by August 06, 2008 as is required by the SEC rules and regulations.

 Should you wish to contact us, please call 1-403-290-0264.

Thank You

Regards,

Douglas Mac Donald

President & CEO

Westsphere Asset Corporation, Inc.

Cc: Kim Law

CFO